Smart Sand, Inc.

1725 Hughes Landing Blvd, Suite 800

The Woodlands, Texas 77380

January 5, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attn:	John Reynolds, Assistant Director Office of Beverages, Apparel and Mining

	Re:	Smart Sand, Inc. Registration Statement on Form S-3 File No. 333-221994

Dear Mr. Reynolds:

On behalf of Smart Sand, Inc. (the “Company”) and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above-referenced Registration Statement on Form S-3 be accelerated to 4:00 p.m., Washington, D.C. time, on January 8, 2018, or as soon as practicable thereafter, unless the Company notifies you otherwise prior to such time.

Please contact our counsel, Ryan J. Maierson of Latham & Watkins LLP, at (713) 546-7420 to provide notice of effectiveness or if you have any questions or concerns regarding the foregoing. We appreciate your assistance in this matter.

Very truly yours,

SMART SAND, INC.

By:	/s/ Lee E. Beckelman
Lee E. Beckelman
Chief Financial Officer

cc:	Ryan J. Maierson, Latham & Watkins LLP